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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 29549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. ____)


                        ALBERTO CULVER CO.
                         (Name of Issuer)

                CLASS A CONVERTIBLE COMMON US$0.22
                  (Title of Class of Securities)

                           013-068-200
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC1745 (10-88)         Page 1 of 7 pages

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                           SCHEDULE 13G


CUSIP No. 013-068-200                  Page 2 of 7 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            PRUDENTIAL CORPORATION PLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
      (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5     SOLE VOTING POWER

            POWER TO DIRECT THE VOTE: 626,200

6     SHARED VOTING POWER

            0

7     SOLE DISPOSITIVE POWER

            POWER TO DIRECT THE DISPOSITION: 626,200

8     SHARED DISPOSITIVE POWER

            0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            626,200

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.41%

12    TYPE OF REPORTING PERSON*

            HC (See Exhibit A on Page 7 hereof)

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC1745 (10-88)         Page 2 of 7 pages

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Item 1(a).        Name of Issuer:

                  Alberto Culver Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2525 Armitage Avenue, Melrose Park, Illinois 60160

Item 2(a).        Name of Person Filing:

                  Prudential Corporation plc

Item 2(b).        Address of Principal Business Office:

                  One Stephen Street, London, England W1P 2AP

Item 2(c).        Citizenship:

                  England

Item 2(d).        Title of Class of Securities:

                  Class A Convertible Common

Item 2(e).        CUSIP Number:

                  013-068-200

Item 3.           Type of Person:

                  HC (See Exhibit A)

SEC1745 (10-88)         Page 3 of 7 pages

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Item 4.     Ownership:

            (a)   Amount Beneficially Owned:

                        626,200

            (b)   Percent of Class:

                        5.41%

            (c)   Number of shares as to which person has:

                  (i)   sole power to vote or to direct the vote:

626,200

                  (ii)  shared power to vote or to direct the
vote:  0

                  (iii) sole power to dispose or to direct
the disposition of:  626,200

                  (iv)  shared power to dispose or to direct the
disposition of:  0

SEC1745 (10-88)         Page 4 of 7 pages

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Item 5.     Ownership of Five Percent or less of a Class:

                  Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:

                  See Exhibit A

Item 8.     Identification and Classification of Members of the
Group:

                  Not Applicable

Item 9.     Notice of Dissolution of Group:

                  Not Applicable

Item 10.    Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SEC1745 (10-88)         Page 5 of 7 pages

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                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2/8/94
                                    _______________________

                                    /s/ H.R. JENKINS
                                    _______________________

                                    H.R. Jenkins, Director
                                    _______________________

SEC1745 (10-88)         Page 6 of 7 pages

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                            EXHIBIT A


Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

____________________________________________________________

      Name of Subsidiary                        Classification
      __________________                        ______________

Prudential Portfolio Managers Limited                 *


* By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Prudential Portfolio Managers Limited is a non-U.S. investment adviser subsidiary of Prudential Corporation plc. Prudential Portfolio Managers Limited acts as investment manager for its affiliate, Prudential Assurance Company Ltd., itself a wholly-owned subsidiary of Prudential Corporation plc, which holds the positions reported herein.

SEC1745 (10-88)         Page 7 of 7 pages

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